August 10, 2023

VIA EDGAR TRANSMISSION

Office of Manufacturing

Attn: Dale Welcome and Kevin Stertzel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC

Re:	Mexican Economic Development, Inc.

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 24, 2023

File No. 33-99720

Dear Mr. Welcome and Mr. Stertzel,

This letter addresses the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in a letter dated July 17, 2023, regarding the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”) of Fomento Económico Mexicano, S.A.B de C.V. (Mexican Economic Development, Inc.) (“FEMSA”).

We have reproduced the Staff’s comment below in bold and provided our response immediately below.

Form 20-F for the Year Ended December 31, 2022

Financial Statements

Note 3.18. Intangible Assets, page F-33

1.	We note your accounting policy and disclosures regarding your treatment of TCCC bottling agreement intangible assets as indefinite lived intangible assets even though they have a stated term of 10 years and contain a 10 year renewal right. We also note your policy may be inconsistent with other entities with similar assets. Please refer to paragraph 94 of IAS 38 and more fully explain to us why you believe your accounting policy is appropriate and consistent with IFRS, given the stated term of the agreements. In addition, please explain to us the process and expected costs of renewing the agreements at the end of their 10 year term and how you concluded renewals are essentially perpetual in nature.

We respectfully acknowledge the Staff’s comment. In response, we detail below the reasoning behind the accounting policy regarding indefinite lived intangible assets.

Bottler agreements are the standard agreements that The Coca-Cola Company (“TCCC”) enters into with bottlers in each territory. Pursuant to the bottler agreements, our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”) is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

The bottler agreements are extended for successive ten-year terms in perpetuity unless the following conditions and procedures are complied with: eighteen months prior to the expiration of any ten-year period, either party may elect for any reason, with or without cause, to give notice to the other of its preliminary intention not to renew the agreement. Said notice, however, will not be binding until a final notice of non-renewal is given six months thereafter by either party. During the six-month period between preliminary notice and possible final notice of non-renewal, the parties may reconsider and nonetheless mutually agree in writing to renew the agreement for a further ten-year period. In the event that the decision is not to renew, the bottler agreement will terminate and expire at the end of any such ten-year term. These provisions are included in Article 7 / Section 27 of the bottler agreement filed as Exhibit 4.4 to KOF’s annual report on Form 20-F filed on April 14, 2023 (file No. 1-12260).

The bottler agreements are treated as indefinite-lived intangible assets because we have determined they are perpetual in nature and will continue to be renewed at each expiration date, in accordance with the automatic renewal consideration described in Article 7 / Section 27 of the bottler agreement mentioned above. This is supported by the following factors:

•	Bottler agreements are automatically renewable for ten-year terms at no cost, subject to the non-renewal procedures described above.
•	The renewal process described above does not require any action. Only the non-renewal requires an action.
•	TCCC has not expressed at any time during our relationship any intention not to renew any bottler agreement.
•	KOF has been producing and distributing soft drinks in Mexico since 1979 and since that time has entered into bottler agreements with TCCC in other countries in Latin America.

•	KOF has no plans to stop producing or distributing Coca-Cola trademark beverages in the territories.
•	TCCC’s substantial and long-term equity ownership interest in KOF since 1993. TCCC currently owns 27.8% of KOF’s capital stock and 32.9% of its voting shares.
•	The substantial cost and disruption that would be experienced by TCCC if the agreements were terminated, and the loss of any future economic benefits expected to flow to both TCCC and KOF from renewal of the agreements.

Our analysis of all of the factors discussed above has led us to conclude that the assets have indefinite lives because there is no foreseeable limit to the period over which the assets are expected to generate net cash flows for us, as provided for in paragraph 88 of IAS 38.

We believe that our accounting policy is also consistent with paragraph 94 of IAS 38. Even though that paragraph states that “The useful life of an intangible asset that arises from contractual or other legal rights shall not exceed the period of the contractual or other legal rights…”. It also establishes that for contractual rights that are conveyed for a limited term that can be renewed “…the useful life of the intangible asset shall include the renewal period(s) only if there is evidence to support renewal by the entity without significant cost.” As there is no cost associated with renewal, we believe the unlimited renewal periods are appropriately included pursuant to paragraph 94.

*        *        *

Thank you for your consideration of our response. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact FEMSA or Duane McLaughlin (+1-212-225-2106) of our U.S. counsel Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

By:	/s/ Alejandro Gil Ortiz
Alejandro Gil Ortiz
General Counsel

Mexican Economic Development, Inc.
(Registrant)

cc.:	Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP

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